Exhibit 99.1

VivoPower International PLC Announces Appointment of North American Sales Director and new U.S. and Canadian offices

LONDON, October 6, 2020

VivoPower International PLC (Nasdaq: VVPR) (“VivoPower”), an international battery technology, electric vehicle, solar and critical power services company, is pleased to announce that it has appointed Matthew Nestor as Sales Director for North America to spearhead the rollout of VivoPower’s sustainable energy solutions (SES) offering to customers in the United States and Canada.

“Matthew has a proven 15 year track record of selling complex enterprise technology solutions, including for Oracle Corporation to Fortune 500 organisations and in doing so, helping them to achieve their objectives. VivoPower’s sustainable energy solutions (SES) offering is essentially an enterprise sale, encompassing hardware, software and services. Matthew has already progressed discussions with a selection of his long established corporate relationships in the North American market, which evidences the potential interest for VivoPower’s SES solution in the market” said Matthew Cahir, VivoPower’s director based in Washington, DC (who has also been acting president for VivoPower’s U.S. operations). “Both the Canadian and U.S. markets rank amongst the largest mining, infrastructure and utilities markets in the world and having the capability to engage with decision makers of global mining, infrastructure and utilities companies based in these markets will augment our strong presence in Australia and we believe will also significantly expand our addressable market,” added Matthew Cahir.

VivoPower is also pleased to announce that it entered into leases for two new office premises in Virginia (next to Dulles International Airport), United States and Toronto, Canada and expects to hire additional team members in both markets to deliver on its SES offering.

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, the United States, Canada and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential interest for VivoPower’s SES solution in the North American market, VivoPower’s delivery on the SES offering and the VivoPower’s ability to expand its addressable market. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com